SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2016

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

29 March 2016

AVIVA ANNOUNCES DIRECTORATE CHANGE

Aviva plc ("Aviva" or "the Company") announces that Scott Wheway, an independent non-executive director, will retire from the Board and as Governance Committee Chairman and a member of the Nomination and Risk Committees on 31 December 2016, at which point he will have served just over nine years on the Board.

Sir Adrian Montague, Chairman of Aviva said:

"I would like to thank Scott for his significant contribution to the Board and its Committees over the years. Scott's wealth of business experience, retail knowledge and understanding of customer priorities has greatly benefitted the Company and on behalf of the Board I wish him well for the future. The change announced today is in line with the on-going programme to refresh the Board and to ensure that we continue to have the optimum balance of skills, knowledge, diversity and experience on the Board."

This announcement is made pursuant to Listing Rule 9.6.11.

Enquiries:

Media

Nigel Prideaux                                                                      +44 (0)20 7662 0215
Sarah Swailes                                                                       +44 (0)20 7662 6700

Notes to editors:

•     Scott Wheway was appointed to the Board on 5 December 2007. Scott is also Chairman of Aviva Insurance Limited, the Group's main UK general insurance company and will remain in this role following his retirement from the
       Aviva plc Board. He is also currently a Non-Executive Director of Santander UK plc.

• Aviva provides life insurance, general insurance, health insurance and asset management to 33* million customers, across 16 markets worldwide.

•     In the UK we are the leading insurer serving one in every four households and have strong businesses in selected markets in Europe, Asia and Canada. Our shares are listed on the London Stock Exchange and we are a member of the FTSE100 index.

• Aviva's asset management business, Aviva Investors, provides asset management services to both Aviva and external clients, and currently manages over £289 billion in assets.

• Aviva helps people save for the future and manage the risks of everyday life; we paid out £30.7 billion in benefits and claims in 2015.

• By serving our customers well, we are building a business which is strong and sustainable, which our people are proud to work for, and which makes a positive contribution to society.

• The Aviva media centre at http://www.aviva.com/media/ includes company information, images, and a news release archive.

• For an introduction to what we do and how we do it, please click here http://www.aviva.com/about-us/aviva/

• For broadcast-standard video, please visit http://www.aviva.com/media/b-roll-library/

• Follow us on twitter: www.twitter.com/avivaplc/

* Before the deduction of overlapping customers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 29 March, 2016
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary